As filed with the U.S. Securities and Exchange Commission on November 30, 2015

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Israel

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12, New York, New York 10004

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Teva Pharmaceuticals USA, Inc.

1090 Horsham Road

North Wales, Pennsylvania 19454

Attention: Richard S. Egosi

(215) 591-3000

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.

Ziegler, Ziegler & Associates LLP

570 Lexington Avenue, Suite 2405

New York, New York 10022

(212) 319-7600

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing one ordinary share of Teva Pharmaceutical Industries Limited	300,000,000 American Depositary Shares	$0.05	$15,000,000	$1510.50

(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article

2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Articles 15, 16 and 18

(iii) The collection and distribution of dividends	Articles 4, 12, 13, 15 and 18

(iv) The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18

(v) The sale or exercise of rights	Articles 13, 14, 15 and 18

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18

(vii) Amendment, extension or termination of the deposit agreement	Articles 20 and 21

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 11

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 22

(x) Limitation upon the liability of the depositary	Articles 14, 18, 19 and 21

3. Fees and Charges	Articles 7 and 8

Item 2.	AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)	Statement that Teva Pharmaceutical Industries Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Article 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Deposit Agreement. Amended and Restated Deposit Agreement dated as of November 5, 2012 among Teva Pharmaceutical Industries Limited, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Owners and Holders from time to time of American Depositary Shares issued thereunder (the “Deposit Agreement”) including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 30, 2015.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as
Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

Pursuant to the requirements of the Securities Act of 1933, as amended, Teva Pharmaceutical Industries Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Petach Tikva, Israel on November 30, 2015.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Erez Vigodman
Erez Vigodman
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Erez Vigodman, Eyal Desheh, Richard S. Egosi and Deborah Griffin and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title(s)	Date

/s/ Yitzhak Peterburg	Chairman	November 30, 2015
Yitzhak Peterburg

/s/ Erez Vigodman	President, Chief Executive Officer	November 30, 2015
Erez Vigodman	and Director

/s/ Eyal Desheh	Chief Financial Officer (Principal	November 30, 2015
Eyal Desheh	Financial Officer)

/s/ Deborah Griffin	Senior Vice President and Chief	November 30, 2015
Deborah Griffin	Accounting Officer (Principal Accounting Officer)

/s/ Roger Abravanel	Director	November 30, 2015
Roger Abravanel

Name	Title(s)	Date

Director
Sol J. Barer

/s/ Arie Belldegrun	Director	November 30, 2015
Arie Belldegrun

/s/ Rosemary A. Crane	Director	November 30, 2015
Rosemary A. Crane

/s/ Amir Elstein	Director	November 30, 2015
Amir Elstein

/s/ Jean-Michel Halfon	Director	November 30, 2015
Jean-Michel Halfon

/s/ Gerald M. Lieberman	Director	November 30, 2015
Gerald M. Lieberman

/s/ Galia Maor	Director	November 30, 2015
Galia Maor

/s/ Joseph Nitzani	Director	November 30, 2015
Joseph Nitzani

/s/ Ory Slonim	Director	November 30, 2015
Ory Slonim

/s/ Gabrielle Sulzberger	Director	November 30, 2015
Gabrielle Sulzberger

/s/ Deborah Griffin	Authorized U.S. Representative	November 30, 2015
Deborah Griffin

INDEX TO EXHIBITS

Exhibit Number

(a)	Deposit Agreement

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification